UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to File Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 333-138043-02
WDS Receivables LLC
(with respect to Wachovia Auto Owner Trust 2007-A)

(Exact name of registrant as specified in its charter)
444 East Warm Springs Road, Suite 118, Las Vegas, NV 89119 (702) 407-4317

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Wachovia Auto Owner Trust 2007-A
5.34013% Class A-1 Asset-Backed Notes
5.38% Class A-2 Asset-Backed Notes
5.39% Class A-3 Asset-Backed Notes
5.49% Class A-4 Asset-Backed Notes
5.80% Class B Asset-Backed Notes

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 17
Pursuant to the requirements of the Securities Exchange Act of 1934, Wachovia Bank, National Association, as servicer on behalf of Wachovia Auto Owner Trust 2007-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 10, 2008	By: /s/ April Hughey Name: April Hughey Title: Vice President